ALR Technologies Inc.
3350 Riverwood Pkwy
Suite 1900, Atlanta GA 30339
Tel: 336-722-2254
Fax: 336-722-2775
Email: info@alrt.com

November 3, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Ref: Form 10 KSB for the fiscal year ended December 31, 2007
Form 10-Q for the quarters ended March 31 and June 30, 2008
File No. 000-30414

Dear Mr. Spirgel:

     In response to your letter of comments dated October 24, 2008, please be advised as follows:

1.	Our assets are located 60% in Hong Kong; 34% in the US; and 6% in Canada.

2.	Our revenues are generated principally from sales in the US.

3.	Our operations are conducted 65% from Canada and 35% from the US.

4.	Our accounting records are located in Canada.

5.	The majority of all audit work is conducted in Canada.

6.	Smyth Radcliff has accountants on its staff who are licensed CPAs in the U.S.

     Based upon the foregoing, Smyth Radcliff may properly audit our financial statements.

     With respect to the second item. Telford Sadovnick PLLC was licensed with the PCAOB until November 5, 2007. Please see the attached letter from the PCAOB. As such, Telford Sadovnick PLLC was registered with the PCAOB when its audit report was signed on March 28, 2007. Accordingly, the financial statements are not deficient and no amendment is required as a matter of law.

As requested, we are confirming the following:

(1)	ALR Technologies Inc. is responsible for the adequacy and accuracy of the disclosure in the filings.

(2)	The Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filings; and

(3)	ALR Technologies Inc. may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find our response satisfactory.

Yours sincerely,

SIDNEY CHAN
Sidney Chan
President, CEO and Chief Financial Officer